UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Jayud Global Logistics Limited

(Name of Issuer)

Class A ordinary shares, par value US$0.0001 per share

(Title of Class of Securities)

G5084H103

(CUSIP Number)

December 31, 2023

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. G5084H103

1.	Names of Reporting Persons Europa Investment Holding Limited
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 6,409,600 (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 6,409,600 (1)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,409,600 (1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 30.0% of Class A ordinary shares, assuming conversion of Class B shares beneficially owned by the Reporting Person into Class A ordinary shares (2)
12.	Type of Reporting Person CO

(1)	Represents 6,409,600 Class B ordinary shares held by Europa Investment Holding Limited. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share will be entitled to one (1) vote, and each Class B ordinary share shall be entitled to ten (10) votes on all matters subject to a vote at general meetings of Jayud Global Logistics Limited. Each Class B ordinary share shall be convertible into one Class A ordinary share at any time at the option of the holder thereof. Class A ordinary shares shall not be convertible into Class B ordinary shares under any circumstances. The registered address of Europa Investment Holding Limited is Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.
(2)	The percentage of the class of securities beneficially owned by the Reporting Person is calculated based on an aggregate of (i) 14,942,623 Class A ordinary shares and (ii) 6,409,600 Class B ordinary shares of Jayud Global Logistics Limited, issued and outstanding as of December 31, 2023, assuming the conversion of all such Class B ordinary shares into the same number of Class A ordinary shares, based on information provided by the Issuer.

CUSIP No. G5084H103

1.	Names of Reporting Persons. Xiaogang Geng
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 6,409,600 (3)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 6,409,600 (3)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,409,600 (3)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 30.0% of Class A ordinary shares, assuming conversion of Class B shares beneficially owned by the Reporting Person into Class A ordinary shares (4)
12.	Type of Reporting Person CO

(3)	Represents 6,409,600 Class B ordinary shares held by Europa Investment Holding Limited. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share will be entitled to one (1) vote, and each Class B ordinary share shall be entitled to ten (10) votes on all matters subject to a vote at general meetings of Jayud Global Logistics Limited. Each Class B ordinary share shall be convertible into one Class A ordinary share at any time at the option of the holder thereof. Class A ordinary shares shall not be convertible into Class B ordinary shares under any circumstances. The registered address of Europa Investment Holding Limited is Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.
(4)	The percentage of the class of securities beneficially owned by the Reporting Person is calculated based on an aggregate of (i) 14,942,623 Class A ordinary shares and (ii) 6,409,600 Class B ordinary shares of Jayud Global Logistics Limited, issued and outstanding as of December 31, 2023, assuming the conversion of all such Class B ordinary shares into the same number of Class A ordinary shares, based on information provided by the Issuer.

Item 1.

(a)	Name of Issuer:

Jayud Global Logistics Limited (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

4th Floor, Building 4, Shatoujiao Free Trade Zone, Shenyan Road, Yantian District, Shenzhen, China

Item 2.

(a)	Name of Person Filing:

Europa Investment Holding Limited and Xiaogang Geng

(each, a “Reporting Person” and collectively, the “Reporting Persons”)

(b)	Address of Principal Business Office or, if none, Residence:

(i)	Europa Investment Holding Limited

The address of principal business office of Europa Investment Holding Limited is located at:

Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands

(ii)	Xiaogang Geng

The address of principal business office of Xiaogang Geng is located at:

c/o Jayud Global Logistics Limited

4th Floor, Building 4, Shatoujiao Free Trade Zone, Shenyan Road, Yantian District, Shenzhen, China

(c)	Citizenship:

Europa Investment Holding Limited is a British Virgin Islands company.

Xiaogang Geng is a citizen of People’s Republic of China

(d)	Title of Class of Securities:

Class A ordinary shares, par value $0.0001 per share, of the Issuer.

The Issuer’s ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share will be entitled to one (1) vote, and each Class B ordinary share shall be entitled to ten (10) votes on all matters subject to a vote at general meetings of Jayud Global Logistics Limited. Each Class B ordinary share shall be convertible into one Class A ordinary share at any time at the option of the holder thereof. Class A ordinary shares shall not be convertible into Class B ordinary shares under any circumstances.

(e)	CUSIP Number:

The CUSIP number of the Issuer’s Class A ordinary shares is G5084H103.

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is:

Not applicable.

Item 4.	Ownership.

Reporting Person	Shares Held Directly		Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class(1)
Europa Investment Holding Limited	6,409,600	(2)	6,409,600	0	6,409,600	0	6,409,600	30.0%
Xiaogang Geng	6,409,600	(2)	6,409,600	0	6,409,600	0	6,409,600	30.0%

(1)	The percentage of the class of securities beneficially owned by the Reporting Person is calculated based on aggregate of (i) 14,942,623 Class A ordinary shares and (ii) 6,409,600 Class B ordinary shares of Jayud Global Logistics Limited, issued and outstanding as of December 31, 2023, assuming the conversion of all such Class B ordinary shares into the same number of Class A ordinary shares, based on information provided by the Issuer.
(2)	Represents 6,409,600 Class B ordinary shares held by Europa Investment Holding Limited. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share will be entitled to one (1) vote, and each Class B ordinary share shall be entitled to ten (10) votes on all matters subject to a vote at general meetings of Jayud Global Logistics Limited. Each Class B ordinary share shall be convertible into one Class A ordinary share at any time at the option of the holder thereof. Class A ordinary shares shall not be convertible into Class B ordinary shares under any circumstances. The registered address of Europa Investment Holding Limited is Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

Not Applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 7, 2024

Europa Investment Holding Limited

By:	/s/ Xiaogang Geng
	Name:	Xiaogang Geng
	Title:	Director

Xiaogang Geng

By:	/s/ Xiaogang Geng

Exhibit Index

Exhibit	Description
Exhibit 99.1	Joint Filing Agreement